UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: August 22, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES SHAREHOLDER RESOLUTIONS

ADOPTED AT 2011 ANNUAL GENERAL MEETING

(Beijing China – August 21, 2011) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Hong Kong today.

Perfect World’s shareholders adopted the following resolutions proposed by the Company:

1.	Amendment to Article 8(d)(iii) of the Amended and Restated Memorandum and Articles of Association by replacing it with the following paragraph:

“Upon any sale, transfer or disposition of Class A Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class A Ordinary Shares shall be automatically and immediately converted into an equal number of Class B Ordinary Shares.”

2.	Appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2011;

3.	Ratification of the inclusion of financial statements of fiscal year 2010 in the Company’s 2010 annual report; and

4.	To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolution 1 to 3 as such director, in his absolute discretion, thinks fit.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Heaven Sword and Dragon Saber;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, Perfect World’s games have been licensed to leading game operators in a number of countries and regions in Asia, Latin America and the Russian Federation and other Russian speaking territories. Perfect World also generates revenues from game operations in North America, Europe and Japan. Perfect World plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Vice President, Investor Relations & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Teal Willingham

Tel: +86-10-5826-4727

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com

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